Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
For the First Quarter ended
March 31, 2004

Rio Narcea



Head Office

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
T (34) 98 583 1500
F (34) 98 583 2159

Investor Relations

1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 1H2
T (416) 686 0386
F (416) 686 6326
E gold@rionarcea.com

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE FIRST QUARTER ENDED MARCH 31, 2004

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported revenues of $18,838,000 for the first quarter of 2004 compared to $15,574,500 in the same period last year. Operating cash flow was $4,920,100 during the quarter compared to $4,077,500 a year ago. For the quarter, the Company reported a net loss of $6,411,800 ($0.06 per share) compared to net income of $681,900 ($0.01 per share) in the same period of 2003.

First Quarter Highlights

- Revenues increased to $18.8 million
- Cash flows from operating activities increased to $4.9 million
- $45 million held in cash and cash equivalents
- Gold production from the Company's operations of 31,688 ounces at a cash operating cost of $213 per ounce (refer to Non-GAAP measures section)
- Gold production of 12,149 ounces from the first batch of ore from the Nalunaq Mine
- Listing on the American Stock Exchange under the symbol RNO
- Acquisition of the Salave gold deposit in Spain and commencement of a feasibility study
- $30 million loan drawdown for Aguablanca with no nickel hedging requirements
- Aguablanca construction on schedule for completion in August 2004

Summary of Quarterly Results

($000 except where stated)	Three Months Ended March 31,	
	2004	2003
Revenues	**18,838**	15,575
Cash flow provided by operating activities	**4,920**	4,078
Net income (loss)	**(6,412)**[(1)]	682
Net income (loss) per share – basic	**(0.06)**	0.01
Weighted average shares outstanding – basic (in millions)	**113.3**	89.1

(1) The Net loss incurred in the first quarter of 2004 includes non-cash accounting adjustments totaling approximately $5.0 million, comprised of a loss of $3.5 million as a result of the mark-to-market of the gold, copper and foreign exchange derivative instruments (1Q/2003 – nil), a foreign exchange loss of $0.9 million due to the strengthening of the U.S. dollar (1Q/2003 – income of $1.0 million) and an expense of $0.5 for the accounting of employee stock options (1Q/2003 – $0.2 million) (refer to Operating Results section).

($000)	**March 31, 2004**	December 31, 2003
Working capital	**47,296**	29,702
Long-term debt, excluding current portion	**37,644**	6,706
Shareholders' equity	**116,972**	121,358

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the first quarter ended March 31, 2004 (refer to note 2).

Review of Mining Operations and Development Projects

During the first quarter of 2004, the Company produced 43,837 ounces of gold at a cash operating cost of $263 per ounce, inclusive of Nalunaq ore treated. The El Valle plant processed 167,836 tonnes of ore at an average gold grade of 8.5 g/t with a recovery of 95.7%. 26,274 tonnes of ore were attributable to Nalunaq from which 12,149 ounces of gold were recovered with a head grade of 14.7 g/t and recovery of 97.8%. The Company continues to achieve excellent metal recoveries as a result of recent improvements made to the plant.

Operating Results

	Rio Narcea's operations	1Q/2004 Nalunaq ore[2]	Total	1Q/2003 Total
Tonnes of ore milled	141,562	26,274	**167,836**	180,783
Grade (g/t)	7.3	14.7	**8.5**	8.9
Recovery (%)	94.9	97.8	**95.7**	94.6
Gold production (oz)	31,688	12,149	**43,837**	49,065
Cash operating cost ($/oz)[1]	213	391	**263**	120

(1) Refer to Non-GAAP measures section
(2) Nalunaq results are provisional. Under the terms of the milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), Nalunaq sells batches of high-grade ore to Rio Narcea for the selling price of the recovered gold less a milling fee; the agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries.

El Valle Mine

During the first quarter of 2004, the Company continued with the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit), which is expected to be fully mined by June 2004.

Preparations for the transition to underground mining at Boinas East are proceeding well. Infrastructure installations, including ventilation, power and dewatering facilities, were completed on schedule by the end of the first quarter. The underground mining contractor, Ingeniería de Suelos y Explotación de Recursos, S.A., has commenced development in ore. As headings are progressively developed during the second quarter, production will increase with full production tonnage expected by the third quarter of this year. Apart from processing some small parcels of ore in 2004 to confirm metallurgical characteristics, the majority of the underground ore will be stockpiled for treatment in 2005 onwards to produce bulk copper concentrates. The Boinas East ore has a high copper grade of 1.3%, which will contribute significantly to the revenue stream.

During the first quarter of 2004, the Company continued its underground reserve definition program at Boinas East while evaluating the north-south width of the North Black Skarn mineralized zone, located midway between the mined out Boinas East and El Valle pits. One of the holes, XVAL 1038, intersected two mineralized intervals in the black skarn zone: 12.8 m averaging 13.6 g/t gold and 12.2 m averaging 9.1 g/t gold. These intercepts are significant as

they confirm high-grade mineralization hosted by a formation with good rock conditions, located close to existing underground infrastructure. Exploration of this zone will continue in the following months.

Construction of the underground drift to access the high-grade intersections below the El Valle pit is scheduled to start in the second quarter of 2004.

Carlés Mine

At the Carlés mine, open pit ore extraction is near completion while underground mining is progressing according to schedule. The Carlés ore has significant copper by-product credits to benefit the economics of the deposit.

The initial planned production rate of approximately 10,000 tonnes per month has been achieved at Carlés East. Following a successful infill drilling campaign at the Carlés North zone, the Company has commenced an access decline from the open pit to permit development of the ore for the upper levels of the Carlés North zone.

Milling Agreement

In accordance with the milling agreement with Nalunaq (a subsidiary of Crew Development Corporation), which provides for processing by the Company of the Nalunaq ore, Nalunaq is to deliver ore to the Company pursuant to an agreed operating plan setting out the anticipated dates, tonnages and gold grades of deliveries during 2004. The first batch of high-grade gold ore was processed at the El Valle plant during February. Pending resolution of final moisture determination, some 26,274 dry metric tonnes of ore were treated to produce 12,149 ounces with a recovery of 97.8%.

Aguablanca Nickel Project

Project construction is on schedule with commissioning of the plant expected to commence in August and ramp-up to full commercial production during the fourth quarter of 2004. To date, all major equipment has been assembled. Mechanical and electrical installations and piping are progressing well in the plant area. Auxiliary buildings have been completed and the site office is operational. Construction of the tailings dams and powerline is in progress. The mine contractor is advancing pre-stripping and has now exposed the ore. Annual production from the open pit is expected to average 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of platinum group metals (PGM) for a period of 10.5 years. The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $86 million), including working capital and VAT during construction. As of March 31, 2004, €40 million (approximately $49 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company, the subsidized loan of €5 million (approximately $6.1 million) granted by the Ministry of Science and Technology and the available balance of the VAT credit facility granted by Barclays Bank.

In April 2004, Rio Narcea awarded the contract for the construction of the decline to Obras Subterráneas, S. A. (an experienced Spanish contractor specializing in the construction of

tunnels). This decline will be used for infill drilling at depth and for future underground production of additional higher grade material. It is expected that the decline will reach the higher grade nickel mineralization within a year.

Salave Gold Project

Rio Narcea successfully completed the acquisition of the Salave gold deposit during the first quarter of 2004. The two-phase acquisition included the purchase of 85% of the shares of the mineral rights owner, Exploraciones Mineras del Cantábrico, S.L. ("EMC") in October 2003, and an agreement to terminate the existing lease on the mineral rights held by a third party on March 9, 2004. The Company now owns the exclusive right to develop the project. On March 30, 2004, the Company's equity participation in EMC increased to 90.7% as a result of a capital increase in EMC in which the minority shareholders did not participate.

Technical work on the Salave project was initiated with the compilation of previous exploration and drilling information into a single database. An infill drilling campaign of 15,000 m to close the spacing between drill holes to 25 m on the main mineralized zone is scheduled to start in early May 2004. Completion of the program is anticipated by April 2005. The initial drill holes are planned to provide samples of mineralized material for metallurgical testwork. A scoping study for the metallurgical treatment route has been awarded to Ausenco Ltd. of Australia.

Rio Narcea intends to complete a technical report compliant with National Instrument ("NI") 43-101 standards as soon as possible. In 2004, the Company will complete most of the work required for a full feasibility study and initiate the permitting process of the Salave gold project.

Ossa Morena Regional Exploration

Rio Narcea completed 1,634 m of drilling in eight holes during the first quarter, evaluating nickel sulfide, platinum group metals (PGM) and iron oxide copper-gold (IOCG) targets in the Ossa Morena region of southern Spain and Portugal. The program included exploration drilling north of Aguablanca at Calzadillas and at the Vinagrinho, Piorno and Torrejao targets in the Beja license, southern Portugal. A number of low-grade nickel intercepts were encountered. These encouraging results will be followed up during the course of this year's exploration program.

Capital Resources and Liquidity

The Company ended the quarter with $44,863,000 of cash and cash equivalents and $47,296,200 of working capital. Additionally, the Company has $17 million of available cash resources from the credit facilitiy granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie").

Cash flow from operating activities increased to $4,920,100 in the first quarter of 2004 compared to $4,077,500 in the same period of 2003 as a result of continued good operating results and higher gold prices. Before working capital adjustments, cash flow from operating activities was $5,974,500 compared with $5,569,500 in the same period of 2003.

During the first quarter, investing activities consumed $26,963,700 of cash, including capital expenditures on mineral properties of $20,243,900 and most of the remaining balance was a bank deposit related to temporary security for a subsidized loan of that amount (refer to

discussion below). In the first quarter of 2003, investing activities used $2,538,800. The following table sets forth the Company's capital expenditures on mineral properties:

(in millions)	1Q/2004	1Q/2003
El Valle and Carlés mine development	$ 2.1	$ 2.0
Aguablanca project development and purchase of equipment	13.1	0.6
Acquisition of Salave project	5.0	-
Total	**$ 20.2**	**$ 2.6**

In January 2004, the Company collected a subsidized loan of €5.0 million (approximately $6.3 million – calculated at the average exchange rate for the quarter) that had been granted in December 2003 by the Ministry of Science and Technology. In order to collect this loan, the Company had to deliver to the Ministry performance bonds amounting to €5.2 million (approximately $6.5 million), which were issued by two Spanish banks, and at that time the Company placed the €5.0 million loan amount (approximately $6.3 million) in restricted bank accounts. The Company expects to obtain the release of these funds in May 2004 when the Aguablanca project itself will serve as security to the banks.

For the first quarter of 2004, the most significant ongoing financing activities were drawdowns/repayments of debt obligations and proceeds from issuing capital stock on exercise of stock options.

The Company realized $691,200 from the exercise of stock options and warrants during the quarter.

For the first quarter of 2004, proceeds from bank loans totaled $38,222,000. On March 25, 2004, the Company executed a drawdown of $30 million from the Investec and Macquarie debt facility with certain copper and exchange rate hedging requirements to complete the construction of the Aguablanca project (refer to note 8). The Company has drawn down an additional $1,951,100 from the Barclays VAT facility of €6 million (approximately $7.6 million). The proceeds from bank loans also include the subsidized loan of €5 million (approximately $6.3 million) mentioned above.

Financing fees on bank loans relating to the Aguablanca project amounted to $985,300. Repayments of bank loans during the quarter totaled $3,942,100, which included prepayments, in respect of the loan facility with Deutsche Bank, of $2,375,000 corresponding to the payment due in April 2005, and $1,375,000 corresponding to the payment due in April 2004.

Operating Results

Revenue from gold sales in the first quarter was $18,838,000 from the production of 43,837 ounces compared to $15,574,500 from the production of 49,065 ounces in the corresponding 2003 period. Rio Narcea reported a net loss of $6,411,800 ($0.06 per share) for the first quarter of 2004 compared to net income of $681,900 ($0.01 per share) during the same period last year.

With operations continuing to perform according to plan, the loss in the first quarter was mainly due to the following non-cash factors:

- As a result of adopting Accounting Guideline AcG-13 ("Hedging Relationships"), effective on January 1, 2004, the Company now marks to market its derivative financial instruments. The change in the fair value of the derivatives amounted to negative $3,522,400 during the first quarter of 2004 and is recorded as a loss in the consolidated statements of operations and deficit.
- The strengthening of the U.S. dollar against the Euro during the first quarter had an adverse effect on the value of the monetary assets and liabilities on the balance sheet, which resulted in net losses of $943,000 (classified as Financial revenues and expenses).
- The Company has retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 ("Stock-based Compensation and Other Stock-based Payments"), which requires the recognition of expenses for employee stock-based compensation transactions. The cost of stock-based compensation for the three months period ended March 31, 2004 amounted to $526,200 ($181,600 for the same period in 2003).

Rio Narcea realized an average gold price of $406 per ounce in the first quarter of 2004 versus $339 per ounce in the same period of 2003. The average spot price in the first quarter of 2004 was $409 per ounce versus $353 per ounce for the same period in 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

| | Three Months Ended March 31, | | | |
| | **2004** | | 2003 | |
	$000	**$/oz**	$000	$/oz
Gold sales before hedging	**18,203**	**406**	13,497	339
Cash gold hedging effect	**-**	**-**	-	-
Cash foreign exchange hedging effect	**-**	**-**	-	-
Realized gold sales	**18,203**	**406**	13,497	339
Non-cash gold hedging effect	**(269)**	**(6)**	(304)	(8)
Gold sales after hedging	**17,934**	**400**	13,193	331
Effect of the variation in inventories of final products [(1)]	**904**		2,382	
Gold sales	**18,838**		15,575	
Average spot price		**409**		353
Sales (oz)		**44,856**		39,833
Production (oz)		**43,837**		49,065

(1) Final products are valued at production cost.

Operating expenses in the first quarter of 2004 increased to $20,603,500, including $4,224,500 for the purchase of the Nalunaq ore, compared to $15,514,400 for the same period last year. Part of the increase was a result of a stronger Euro versus the U.S. dollar (the average exchange rates were $1.25/€ and $1.07/€ for the first quarter of 2004 and 2003, respectively). In addition, the transition from open pit to underground mining resulted, as anticipated, in an increase in operating costs. Cash operating costs (refer to Non-GAAP measures section) for the Company's gold operations (excluding the effect of Nalunaq ore treated in the quarter)

increased to $213 per ounce in the first quarter of 2004 from $120 per ounce for the same period in 2003. The increase in cash operating costs is due, in addition to the above-mentioned factors, to lower gold production in the first quarter of 2004 compared to the gold production achieved in the same period of 2003.

Depreciation and amortization expenses for the first quarter were $2,590,800 compared to $2,595,300 for the first quarter of 2003, equivalent to $59 per ounce and $53 per ounce, respectively (or €47 per ounce and €49 per ounce, respectively).

Exploration expenses amounted to $1,353,200 in the first quarter of 2004, of which $1.1 million were incurred in the Ossa Morena region and the remaining $0.3 million on gold exploration projects. This compared to $1,809,500 during the same period in 2003.

Administrative and corporate expenses amounted to $1,163,300 in the first quarter, similar to the $1,148,100 incurred during the corresponding period of 2003.

Financial revenues and expenses amounted to net expenses of $4,695,000 in the first quarter of 2004 compared to net revenues of $621,800 for the corresponding period in 2003.

The impact of a stronger U.S. dollar during the first quarter of 2004 resulted in losses of $943,000 on foreign currency exchange as the majority of the Company's loans are denominated in U.S. dollars. In the first quarter of 2003, the Company had realized foreign currency exchange gains of $991,800 as a result of a stronger Euro.

As a result of adopting the amendments to CICA's Accounting Guideline AcG-13 ("Hedging Relationships") on January 1, 2004, and while the Company believes that its gold, copper and foreign exchange derivatives continue to provide reasonable protection against adverse variations in commodity and currency prices, the Company will mark-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months ended March 31, 2004 was negative $3,522,400, primarily due to the increase in gold and copper prices during the quarter, which affect negatively the fair value of the derivatives.

Operating earnings (loss) for the first quarter of 2004 amounted to $0.5, ($1.4) and ($0.8) million for the gold, nickel and corporate segments identified by the Company (refer to note 7) [($1.4), ($0.5) and ($0.8) million, respectively, in the same period of 2003]. Operating losses in the nickel segment basically arise from administrative and exploration expenses, while in the case of the corporate segment they are derived mainly from corporate activity. The nickel and corporate segments have no revenues. Net income (loss) amounted to ($1.5), ($3.8) and ($1.2) million for the gold, nickel and corporate segments in the first quarter of 2004 [$1.8, ($0.4) and ($0.6) million in the same period of 2003].

Balance Sheet

Total assets increased to $193,756,100 at March 31, 2004 from $162,390,000 at year-end 2003, principally attributable to a higher cash balance and an increase in the value of mineral properties. Cash and cash equivalents increased by $12,001,400 to $44,863,000. The book value of mineral properties, net of depreciation, increased to $91,815,800 as at March 31, 2004 from $76,478,400 at year-end 2003, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project and the acquisition of the Salave gold project.

Long-term debt was $37,644,300 as at March 31, 2004, compared to $6,706,000 at the end of 2003 (refer to Capital Resources and Liquidity section).

Shareholders' equity decreased to $116,971,900 at the end of the first quarter from $121,357,900 at year-end 2003. The decrease is mainly attributable to a negative foreign currency translation adjustment of $3,050,100 due to the appreciation of the U.S. dollar relative to the Euro and a net loss of $6,411,800 for the quarter partially offset by an increase in capital stock (resulting from the issuance of common shares and stock options).

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended March 31, | | | |
| | 2004 | | 2003 | |
	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	7,979	182	7,629	155
Purchase of gold ore	4,225	96	-	-
Plant expenses	3,356	77	2,097	43
Smelting, refining and transportation	499	11	468	10
Sale of by-products	(669)	(15)	(289)	(6)
Adjustments [2]:				
Reclamation costs	(158)	(4)	(4)	(0)
Stripping	(3,599)	(82)	(3,962)	(81)
Employee stock options expensed	(118)	(2)	(32)	(1)
Cash operating cost [1]	11,515	263	5,907	120
Depreciation and amortization expenses	2,591	59	2,595	53
Adjustments [2]	3,875	88	3,998	82
Total production cost	17,981	410	12,500	255
Administrative and corporate expenses	1,163	27	1,148	23
Exploration costs	1,353	31	1,810	37
Other income (expense)	107	2	56	1
Total operating cost	20,604	470	15,514	316
Production (oz)	43,837		49,065	

(1) Cash operating cost and Total production cost per ounce data is calculated in accordance with Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.
(2) Reclamation costs, stripping and the expense of employee stock options is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

A reconciliation of cash operating cost per ounce, split between the Company's own ore and Nalunaq ore, to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended March 31, 2004 | | | | | |
| | Rio Narcea's operations | | Nalunaq ore | | **Total** | |
	$000	$/oz	$000	$/oz	**$000**	**$/oz**
Deferred stripping and other mining expenses	7,979	252	-	-	**7,979**	**182**
Purchase of gold ore	-	-	4,225	348	**4,225**	**96**
Plant expenses	2,831	89	525	43	**3,356**	**77**
Smelting, refining and transportation	499	16	-	-	**499**	**11**
Sale of by-products	(669)	(21)	-	-	**(669)**	**(15)**
Adjustments:						
Reclamation costs	(158)	(5)	-	-	**(158)**	**(4)**
Stripping	(3,599)	(114)	-	-	**(3,599)**	**(82)**
Employee stock options expensed	(118)	(4)	-	-	**(118)**	**(2)**
Cash operating cost	6,765	213	4,750	391	**11,515**	**263**
Production	31,688		12,149		**43,837**	

Outlook

For 2004, gold production from Rio Narcea's existing operations is expected to be approximately 90,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expected to produce a maximum of 120,000 ounces from the processing of the Nalunaq ore during 2004. Any shortfalls in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be made up by processing the existing stockpiles at Rio Narcea operations.

In 2004, the Company plans to undertake a full feasibility study and initiate the permitting process of the Salave gold project. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards as soon as possible. Infill drilling and metallurgical testwork will begin in the second quarter of 2004.

There are no major capital expenditures budgeted for the gold operations during the remainder of 2004, other than the continuation of underground development below the mined out Boinas East pit and at Carlés East. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Construction of the Aguablanca nickel mine is on schedule with start-up expected in August 2004. The Company expects to spend approximately €30 million (approximately $37 million) over the second and third quarters to complete the construction of the project.

On the nickel exploration front, Rio Narcea is looking to further unlock the potential of its large landholdings in the Ossa Morena region with a budget of $3 million for 2004. Rio Narcea will also seek joint venture partners who can bring additional resources and expertise to bear on its large 6,000 km^2 concession holdings. This strategy will enable Rio Narcea to share the regional

exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

The Company is continuing to evaluate development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company's investment criteria and enhancing shareholder value.

Change in Accounting Policies *(refer to note 2)*

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The Company has adopted this Section on January 1, 2004 with a retroactive effect.

In September 2003, the CICA amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market its derivative financial instruments beginning January 1, 2004.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project

parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(unaudited)

(stated in U.S. dollars)	March 31, 2004 $	December 31, 2003 $
		(restated - refer to note 2)
ASSETS		
Current		
Cash and cash equivalents	44,863,000	32,861,600
Restricted cash	7,345,200	1,305,200
Inventories	5,077,400	4,667,000
Stockpiled ore	4,737,900	4,939,300
Accounts receivable		
Government grants	—	34,700
VAT and other taxes	9,001,200	6,232,100
Trade receivables	1,497,300	3,261,200
Other current assets *(note 8)*	2,188,700	3,505,100
Current portion of deferred derivative loss *(note 8)*	1,157,200	—
Total current assets	75,867,900	56,806,200
Mineral properties, net *(note 3)*	91,815,800	76,478,400
Deferred stripping costs, net	11,955,400	15,988,000
Other assets *(note 8)*	10,159,100	13,117,400
Deferred derivative loss *(note 8)*	3,957,900	—
	193,756,100	162,390,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 4)*	4,625,200	2,690,700
Accounts payable and accrued liabilities *(note 8)*	20,229,900	19,172,200
Current portion of long-term debt *(note 4)*	3,716,600	5,241,000
Total current liabilities	28,571,700	27,103,900
Other long-term liabilities *(note 8)*	10,070,700	7,167,300
Long-term debt *(note 4)*	37,644,300	6,706,000
Total liabilities	76,286,700	40,977,200
Non-controlling interest	497,500	54,900
Shareholders' equity		
Common shares *(note 5)*	141,952,100	140,610,500
Employee stock options *(note 6)*	6,216,500	6,223,200
Non-employee stock options and warrants *(note 5)*	5,545,200	4,459,800
Common share purchase options, related to debt *(note 5)*	3,628,500	972,900
Deficit	(42,512,100)	(36,100,300)
Cumulative foreign exchange translation adjustment	2,141,700	5,191,800
Total shareholders' equity	116,971,900	121,357,900
	193,756,100	162,390,000

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

      John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended March 31,	
	2004	**2003**
(stated in U.S. dollars)	**$**	$
		(restated - refer to note 2)
OPERATING REVENUES		
Gold sales	**18,838,000**	15,574,500
	18,838,000	15,574,500
OPERATING EXPENSES		
Deferred stripping and other mining expenses	**(7,979,100)**	(7,628,700)
Purchase of gold ore	**(4,224,500)**	—
Plant expenses	**(3,356,000)**	(2,097,400)
Smelting, refining and transportation	**(499,000)**	(467,600)
Sale of by-products	**669,400**	288,800
Depreciation and amortization expenses	**(2,590,800)**	(2,595,300)
Exploration costs	**(1,353,200)**	(1,809,500)
Administrative and corporate expenses	**(1,163,300)**	(1,148,100)
Other income (expenses)	**(107,000)**	(56,600)
	(20,603,500)	(15,514,400)
Operating earnings (loss)	**(1,765,500)**	60,100
FINANCIAL REVENUES AND EXPENSES		
Interest income	**231,600**	51,900
Foreign currency exchange gain (loss)	**(943,000)**	991,800
Interest expense and amortization of financing fees	**(461,200)**	(421,900)
Derivatives loss *(note 8)*	**(3,522,400)**	—
	(4,695,000)	621,800
Income (loss) before income tax	**(6,460,500)**	681,900
Provision for income tax	**—**	—
Net income (loss) before non-controlling interest	**(6,460,500)**	681,900
Non-controlling interest *(note 3)*	**48,700**	—
Net income (loss)	**(6,411,800)**	681,900
Deficit, beginning of period as originally reported	**(25,530,500)**	(29,350,200)
Cumulative adjustment for restatement and change in accounting policies	**(10,569,800)**	(9,957,000)
Deficit, end of period	**(42,512,100)**	(38,625,300)
Net income (loss) per share – basic	**(0.06)**	0.01
Net income (loss) per share – diluted	**(0.06)**	0.01
Weighted average common shares outstanding – basic *(note 5)*	**113,282,268**	89,118,191
Weighted average common shares outstanding – diluted *(note 5)*	**113,282,268**	92,740,433

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,	
	2004	**2003**
(stated in U.S. dollars)	**$**	**$**
		(restated – refer to note 2)
OPERATING ACTIVITIES		
Net income (loss)	**(6,411,800)**	681,900
Add (deduct) items not requiring cash		
Depreciation and amortization	**2,590,800**	2,595,300
Amortization of deferred financing fees	**143,400**	89,900
Reclamation liability accrual and other long-term liabilities	**158,300**	4,200
Foreign exchange	**1,578,900**	(543,800)
Accretion of interest on long-term debt	**46,800**	44,100
Non-cash derivatives loss *(note 8)*	**3,791,600**	304,200
Options and shares granted	**526,200**	356,500
Amortization of deferred stripping costs	**4,403,600**	5,602,500
Non-controlling interest	**(48,700)**	—
Deferred stripping expenditures	**(804,600)**	(1,640,100)
Purchase premium of the purchased call options	**—**	(1,925,200)
Changes in components of working capital		
Inventories	**(573,200)**	(2,765,100)
Stockpiled ore	**19,800**	616,400
VAT and other taxes	**(1,257,400)**	(224,200)
Trade receivables	**1,763,900**	515,000
Other current assets	**(809,000)**	638,700
Accounts payable and accrued liabilities	**(198,500)**	(272,800)
Cash provided by operating activities	**4,920,100**	4,077,500
INVESTING ACTIVITIES		
Expenditures on mineral properties	**(15,243,900)**	(2,568,700)
Acquisition of Salave deposit *(note 3)*	**(5,000,000)**	—
Grants received	**34,400**	251,900
Restricted cash *(note 4)*	**(6,220,900)**	—
Long-term deposits and restricted investments	**(533,300)**	(222,000)
Cash used in investing activities	**(26,963,700)**	(2,538,800)
FINANCING ACTIVITIES		
Proceeds from issue of common shares	**691,200**	198,500
Proceeds from issue of special warrants	**—**	17,730,900
Financing fees on issue of special warrants	**—**	(1,065,400)
Proceeds from bank loans and other long-term liabilities *(note 4)*	**38,222,000**	61,400
Financing fees on bank loans	**(985,300)**	—
Repayment of bank loans *(note 4)*	**(3,942,100)**	(2,596,900)
Cash provided by financing activities	**33,985,800**	14,328,500
Foreign exchange gain on cash and cash equivalents held in foreign currency	**59,200**	205,200
Net increase in cash during the period	**12,001,400**	16,072,400
Cash and cash equivalents, beginning of period	**32,861,600**	7,736,500
Cash and cash equivalents, end of period	**44,863,000**	23,808,900
Supplemental cash flow information		
Interest paid in cash	**110,400**	219,600
Income taxes paid in cash	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries, which are as follows:

	Country of incorporation	Year of incorporation / acquisition [1]	Participation
Río Narcea Gold Mines, S.A. ("RNGM, S.A.")	Spain	1994	100%
Naraval Gold, S.L. ("Naraval")	Spain	1999	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	Spain	2003	90.7%
Río Narcea Recursos, Ltd. ("RNR, Ltd.")	Canada	2003	100%
Río Narcea Recursos, S.A. ("RNR, S.A.")	Spain	2001	100%
Río Narcea Nickel, S.A. ("RNN, S.A.")	Spain	2003	100%

(1) All subsidiaries except EMC were incorporated by the Company. EMC was acquired in 2003 from a third party.

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of the El Valle open pit mine in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine. The Company received a positive bankable feasibility study for the open pit portion of the Aguablanca nickel deposit in July 2002, received a positive environmental impact declaration in June 2003, and started construction in early October 2003.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop the mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, and Aguablanca nickel project.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited financial statements for the year ended December 31, 2003, except as stated below in (a), (b) and (c). The unaudited interim financial statements and related notes do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.

(a) Asset Retirement Obligations ("ARO")

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The Company has adopted this Section on January 1, 2004 with a retroactive effect.

(b) Stock-based Compensation and Other Stock-based Payments

In September 2003, the CICA amended Section 3870, "Stock-based Compensation and Other Stock-based Payments," to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

(c) Hedging Relationships

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market its derivative financial instruments beginning January 1, 2004 (refer to note 8).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

(d) Impact of changes in accounting policies

The impact of the changes in accounting policies for Asset Retirement Obligations and Stock-based Compensation and Other Stock-based Payments, which are described in (a) and (b) above, is as follows:

| | December 31, 2003 | | | |
	As originally reported $	Asset Retirement Obligations (a) $	Stock- -based Compensation (b) $	As restated $
Consolidated balance sheet-				
Assets-				
Mineral properties, net	76,093,700	384,700	—	**76,478,400**
Liabilities-				
Other long-term liabilities	(7,086,500)	(80,800)	—	**(7,167,300)**
Shareholders' equity-				
Common shares	(136,040,500)	—	(4,570,000)	**(140,610,500)**
Employee stock options	—	—	(6,223,200)	**(6,223,200)**
Deficit	25,530,500	(223,400)	10,793,200	**36,100,300**
Cumulative foreign exchange translation adjustment	(5,111,300)	(80,500)	—	**(5,191,800)**

| | Three months ended March 31, 2003 | | | |
	As originally reported $	Asset Retirement Obligations (a) $	Stock- -based Compensation (b) $	As restated $
Consolidated statements of operations-				
Operating revenues	15,574,500	—	—	**15,574,500**
Operating expenses	(15,218,500)	(114,300)	(181,600)	**(15,514,400)**
Financial revenues an expenses	621,800	—	—	**621,800**
Net income (loss)	977,800	(114,300)	(181,600)	**681,900**
Net income (loss) per share-				
Basic	0.01	(0.00)	(0.00)	**0.01**
Diluted	0.01	(0.00)	(0.00)	**0.01**
Consolidated statements of cash flows-				
Cash provided by operating activities	4,077,500	—	—	**4,077,500**
Cash used in investing activities	(2,538,800)	—	—	**(2,538,800)**
Cash provided by financing activities	14,328,500	—	—	**14,328,500**
Foreign exchange gain on cash held in foreign currency	205,200	—	—	**205,200**
Net increase in cash during the period	16,072,400	—	—	**16,072,400**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

The impact of the changes in accounting policies, described in (a), (b) and (c) above, on the Consolidated statements of operations for the three months ended March 31, 2004 is as follows:

	Three months ended March 31, 2004
	Increase (decrease) in Net income (loss) $
Consolidated statements of operations-	
Asset Retirement Obligations (a)	(161,700)
Stock-based Compensation and	
Other Stock-based Payments (b)	(526,200)
Hedging Relationships (c)	(3,522,400)
	(4,210,300)

3. MINERAL PROPERTIES

Salave project

On October 28, 2003, the Company acquired, through its wholly owned subsidiary Naraval, 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"), which is a Spanish exploration company that holds different mineral rights, including the mineral rights corresponding to the Salave gold deposit located in Asturias.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of those mineral rights. As consideration for the cancellation of the lease agreement, the Company has paid $5.0 million in cash and granted 2 million warrants with an exercise price of CDN$5.00 expiring in September 2008, the market price of which amounted to $1.2 million. Also, the Company will be required to make five additional payments of $5 million each upon fulfillment of the following milestones: 1) granting of the construction permit, 2) commencement of commercial production, 3) production of 200,000 ounces of gold, 4) production of a cumulative 400,000 ounces of gold, and 5) production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from commencement of commercial production. The Company has the right to buy back 50% of the royalty for $5 million.

On March 30, 2004, EMC increased its capital stock by an amount of €4.5 million (approximately $5.7 million). The non-controlling shareholders did not participate in this capital increase, resulting in a dilution of their interest in EMC. As a result, the participation of the Company in EMC has increased to 90.7%.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

3.   MINERAL PROPERTIES (continued)

As at March 31, 2004, Mineral properties consisted of the following:

	December 31, 2003 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	March 31, 2004 $
Mining properties and development				
Mining properties and development	57,901,500	7,600,300	(2,031,000)	63,470,800
Other [1]	1,368,700	1,307,100	(73,200)	2,602,600
Total mining properties and development	59,270,200	8,907,400	(2,104,200)	66,073,400
Land, buildings and equipment	90,945,300	11,960,400	(3,190,600)	99,715,100
Grants, net of amortization	(9,350,500)	885,100	280,800	(8,184,600)
Accumulated depreciation and amortization	(64,386,600)	(3,550,500)	2,149,000	(65,788,100)
Total	76,478,400	18,202,400	(2,865,000)	91,815,800

(1) "Other" comprises patents, licenses, software and rights in leased assets.

The additions to Mining properties and development correspond principally to the payments made under the cancellation agreement of the Salave mineral rights described above. The additions to Land, buildings and equipment correspond primarily to the construction of the Aguablanca project.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

4. LOAN AGREEMENTS

Loan agreements schedule at March 31, 2004 is as follows:

	Currency	Maturity	US$ Outstanding	
			Short-term $	Long-term $
Deutsche Bank	US$	October 31, 2006	3,375,000	3,099,800
Investec and Macquarie	US$	August 21, 2008	—	27,344,400
Industrial and Technological Development Centre	Euros	March 31, 2007	341,600	661,600
Ministry of Science and Technology	Euros	October 31, 2011	—	146,900
Bansaleasing	Euros	November 4, 2004	70,500	—
BBVA	Euros	July 5, 2004	8,400	—
Ministry of the Economy	Euros	January 1, 2012	—	279,600
Ministry of Science and Technology	Euros	December 15, 2017	—	6,112,000
Barclays Bank (1)	Euros	July 31, 2005	4,417,000	—
Accrued interest payable	Euros		129,300	—
			8,341,800	37,644,300

(1) This loan matures upon the collection of VAT related to the construction of the Aguablanca project and has a limit of credit of €6.0 million (approximately $7.3 million).

Investec and Macquarie

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie") to finance the construction of its Aguablanca project. On March 23, 2004, the Company entered into a supplemental agreement with Investec and Macquarie that modifies the above-mentioned credit agreement. Under the supplemental agreement, the hedging requirements for an initial drawdown of $30 million have been changed (refer to note 8). On March 25, 2004, the Company executed the drawdown of $30 million. Within this credit agreement, the Company has the following facilities drawn down as at March 31, 2004:

(a) Term Facility I – $25,000,000

The interest rates for this facility is LIBOR US$ + 2.4% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.0% thereafter. The $25 million drawn down under this facility will be repaid in semi-annual instalments, starting in September 2005, of $6, $8, $5, $4 and $2 million, respectively.

(b) Term Facility II – $5,000,000

The interest rate for this facility is LIBOR US$ + 2.5% per annum. The $5 million drawn down under this facility will be repaid in August 2008.

As part of the consideration for the term loan facility, the Company has issued to Investec and Macquarie 3,496,502 common share purchase options ("Options"). Each Option entitles the banks to subscribe for one common share of the Company at an exercise price of $1.43 per share. The exercise price for these Options was calculated as a 130% premium to the average closing price of the Company's shares during the months of November and December 2002 when the mandate letter

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

4. LOAN AGREEMENTS (continued)

for the credit agreement was signed. The options are not to be listed on any stock exchange and are not being made available to the public for subscription. The expiration date of the options would be the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) August 21, 2008.

The proceeds of this facility were allocated between Long-term debt ($2,344,400) and Common share purchase options related to debt ($2,655,600) (refer to note 5). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes model) were a volatility of 82%, average interest rate of 2.4% and average maturity of 4.4 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

Subsidized loan for Aguablanca project

In December 2003, the Ministry of Science and Technology granted a subsidized loan, amounting to €5.0 million (approximately $6.1 million), to the Aguablanca project currently under construction. The Company was required to invest €37.4 million (approximately $45.7 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company had not fulfilled these requirements as at December 31, 2003; however, the Company has applied for an extension in the deadline date, which it expects to obtain. The loan is at zero interest rate and is repayable by equal instalments of €500,000 (approximately $611,200) from 2008 to 2017.

The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million (approximately $6.3 million). The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 (approximately $6.1 million) million in restricted bank accounts in favour of the banks. The Company expects to obtain the release of the restricted funds in May 2004, when the Aguablanca project itself can serve as security to the banks.

5. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Balance, December 31, 2003	112,923,599	140,610,500
Issuances of cash		
Exercise of employee stock options	275,667	911,400
Exercise of non-employee stock options and warrants	270,104	430,200
Balance, March 31, 2004	113,469,370	141,952,100

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

5. SHARE CAPITAL (continued)

Non-Employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants outstanding:

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	9,483,604	4,459,800	4.41
Non-cash issuances			
Warrants related to the Salave project	2,000,000	1,202,700	5.00
Options and warrants exercised	(270,104)	(117,300)	1.51
Balance, March 31, 2004	11,213,500	5,545,200	4.58

On March 16, 2004, the Company issued 2,000,000 warrants as part of the consideration for the lease termination agreement in respect of the Salave project entered into in that month (refer to note 3). These warrants, which are similar to those issued in September 2003, have an exercise price of CDN$5.00 and expire on September 11, 2008, and they are traded on the Toronto Stock Exchange ("TSX") under the symbol RNG.WT.

Non-employee stock options and warrants outstanding as at March 31, 2004 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
1,000,000	1,000,000	0.77	0.9	693,600
163,500	163,500	2.39	0.4	104,400
10,050,000	10,050,000	5.00	4.5	4,747,200
11,213,500	**11,213,500**	**4.58**	**4.1**	**5,545,200**

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt outstanding:

	Options #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	3,500,000	972,900	1.29
Cash issuances			
Common share purchase options related to the Aguablanca financing	3,496,502	2,655,600	1.87
Balance, March 31, 2004	6,996,502	3,628,500	1.59

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

5. SHARE CAPITAL (continued)

On March 23, 2004, the Company issued 3,496,502 common share purchase options to Investec and Macquarie in relation to a drawdown under the facilities granted by these banks for the financing of the Aguablanca project (refer to note 4). These common share purchase options have an exercise price of $1.43 (approximately CDN$1.87) and will expire on August 21, 2008.

Common share purchase options related to debt outstanding as at March 31, 2004 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
3,500,000	3,500,000	1.31 [1]	2.1	972,900
3,496,502	3,496,502	1.87 [1]	4.4	2,655,600
6,996,502	**6,996,502**	**1.59**	**3.2**	**3,628,500**

(1) Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on March 31, 2004.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at March 31, 2004 were exercised or converted:

	Number of shares
Common shares outstanding at March 31, 2004	113,469,370
Options to purchase common shares	
Employee stock option plans	5,824,667
Share purchase options related to debt	6,996,502
Options issued to service suppliers	1,163,500
Warrants (traded on the TSX)	10,050,000
	137,504,039

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

5. SHARE CAPITAL (continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	March 31 2004	March 31 2003
Basic income (loss) per share computation		
Numerator:		
Net income (loss)	$ **(6,411,800)**	$ 681,900
Net income (loss) applicable to common shares	$ **(6,411,800)**	$ 681,900
Denominator:		
Weighted average common shares outstanding	**113,282,268**	76,398,191
Weighted average special warrants outstanding	**—**	12,720,000
Total	**113,282,268**	89,118,191
Basic income (loss) per common share	$ **(0.06)**	$ 0.01
Diluted income (loss) per share computation		
Numerator:		
Net income (loss)	$ **(6,411,800)**	$ 681,900
Net income (loss) applicable to common shares, assuming dilution	$ **(6,411,800)**	$ 681,900
Denominator:		
Weighted average common shares outstanding	**113,282,268**	76,398,191
Weighted average special warrants outstanding	**—**	12,720,000
Dilutive effect of:		
Non-employee stock options and warrants	**—**	1,082,913
Common share purchase options related to debt	**—**	1,128,125
Employee stock options	**—**	1,411,204
Total	**113,282,268**	92,740,433
Diluted income (loss) per common share	$ **(0.06)**	$ 0.01

6. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company's 1994 and 1996 employee stock option plans (each, an "ESOP"):

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	6,100,334	6,223,200	2.23
Expenses accrued	—	526,200	—
Options exercised	(275,667)	(532,900)	1.77
Balance, March 31, 2004	**5,824,667**	**6,216,500**	**2.25**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

6. EMPLOYEE STOCK OPTIONS (continued)

Of the total number of options reflected in the above table, 1,610,000 relate to the 1994 ESOP and 4,214,667 relate to the 1996 ESOP.

The Company has retroactively adopted the CICA amended Section 3870, with restatement of prior periods for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized over the options' respective vesting periods.

The following weighted average assumptions have been used for the three months period ended March 31, 2003: 5.0 years expected term, 90% volatility, 3.0% interest rate and an expected dividend yield of 0% since no dividend payments were expected. No options have been granted during the three months period ended March 31, 2004. The fair value of options granted in the three months period ended March 31, 2003 amounted to $1,286,700. The cost of stock-based compensation for the three months periods ended March 31, 2004 and 2003 amounted to $526,200 and $181,600, respectively.

7. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended March 31,
($000)

	Gold		Nickel		Corporate		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
Operating revenues	18,838	15,574	—	—	—	—	18,838	15,574
Operating expenses	(18,383)	(14,195)	(1,402)	(530)	(819)	(789)	(20,604)	(15,514)
Operating earnings (loss)	455	1,379	(1,402)	(530)	(819)	(789)	(1,766)	60
Financial revenues and expenses	(1,957)	382	(2,358)	87	(380)	153	(4,695)	622
Non-controlling interest	49	—	—	—	—	—	49	—
Net income (loss)	(1,453)	1,761	(3,760)	(443)	(1,199)	(636)	(6,412)	682

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

7. SEGMENT INFORMATION (continued)

Balance sheet

($000)	Gold		Nickel		Corporate		Consolidated	
	March 31, 2004	Dec. 31, 2003	March 31, 2004	Dec. 31, 2003	March 31, 2004	Dec. 31, 2003	**March 31, 2004**	Dec. 31, 2003
Current assets	**26,824**	25,685	**48,018**	10,922	**1,026**	20,199	**75,868**	56,806
Mineral properties, net	**40,366**	35,452	**51,450**	41,026	**—**	—	**91,816**	76,478
Deferred stripping costs	**11,746**	15,988	**209**	—	**—**	—	**11,955**	15,988
Other assets	**5,041**	9,239	**5,102**	3,861	**16**	18	**10,159**	13,118
Deferred derivative loss	**3,958**	—	**—**	—	**—**	—	**3,958**	—
Total assets	**87,935**	86,364	**104,779**	55,809	**1,042**	20,217	**193,756**	162,390
Current liabilities	**14,938**	15,657	**13,606**	11,370	**28**	77	**28,572**	27,104
Total liabilities	**26,423**	27,955	**49,836**	12,945	**28**	77	**76,287**	40,977
Non-controlling interest	**497**	55	**—**	**—**	**—**	**—**	**497**	55
Shareholders' equity and intercompany debt	**61,015**	58,354	**54,943**	42,864	**1,014**	20,139	**116,972**	121,358
Total liabilities and shareholders' equity	**87,935**	86,364	**104,779**	55,809	**1,042**	20,217	**193,756**	162,390

8. DERIVATIVE FINANCIAL INSTRUMENTS

In March 2004, the Company entered into copper and Euro/U.S. dollar forwards in relation to the drawdown of $30 million under the credit facilities granted by Investec and Macquarie for the development of the Aguablanca project (refer to note 4). The copper forwards consisted of the sale of 17,066 tonnes of copper at an average price of €1,853 with maturities between November 2004 and September 2008. The Euro/U.S. dollar forwards consisted of the sale of $16.9 million in exchange for Euros at an average price of $1.2229/Euro with maturities between November 2004 and September 2008. These transactions were entered into at zero premiums.

The detail of the financial instruments outstanding as at March 31, 2004, is as follows:

Transaction	Term	Amount	Exercise price
Gold			
Purchase of put options	2004–2006	53,954 ounces	$280/ounce
Purchase of put options	2004–2006	200,256 ounces	€300/ounce
Sale of call options	2004–2006	43,512 ounces	$365/ounce
Purchase of call options	2004–2006	43,512 ounces	$365/ounce
Sale of call options	2004–2006	148,074 ounces	€405/ounce
Purchase of call options	2005–2006	82,736 ounces	€405/ounce
Forwards	2004–2006	12,431 ounces	$300.98/ounce
Copper			
Forwards	2004–2008	8,533 tonnes	€1,831/tonne
Forwards	2004–2008	8,533 tonnes	€1,875/tonne
Foreign exchange			
Forwards	2004–2008	8,693,500 US$	$1.2218/Euro
Forwards	2004–2008	8,198,600 US$	$1.2240/Euro

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2004 and 2003 (unaudited)

8. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The difference existing as at January 1, 2004 between the book value and fair value of the then outstanding derivatives, which amounted to $5,384,300, has been classified, depending on the maturity, as Current portion of deferred derivative loss and Deferred derivative loss in the consolidated balance sheet and will be charged to Gold sales when the anticipated gold sales occur (2004 - $1,061,000; 2005 - $1,984,100; 2006 - $2,339,200).

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

As at March 31, 2004, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

	December 31, 2003 $	Adjustment for mark-to--market as at January 1, 2004 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	March 31, 2004 $
Other current assets	2,334,700	(749,400)	—	(61,400)	1,523,900
Other assets	8,085,500	(2,682,200)	—	(1,397,900)	4,005,400
Accounts payable and accrued liabilities	(1,430,800)	(311,600)	—	(828,200)	(2,570,600)
Other long-term liabilities	(3,207,000)	(1,641,100)	—	(1,234,900)	(6,083,000)
	5,782,400	(5,384,300)	—	(3,522,400)	(3,124,300)
Current portion of deferred expenses	—	1,061,000	96,200	—	1,157,200
Deferred expenses	—	4,323,300	(365,400)	—	3,957,900
	—	5,384,300	(269,200)	—	5,115,100
	5,782,400	—	(269,200)	(3,522,400)	1,990,800

The change in the fair value of the derivatives during the three months period ended March 31, 2004, which amounted to $3,522,400, is recorded as Derivatives loss in the consolidated statement of operations and deficit. No derivatives matured during that period.